Exhibit 99.1
Ninth Annual General Meeting of HDFC Bank Limited
2nd June 2003 at 3.30 p.m.

Chairman’s Address

Esteemed Members of HDFC Bank

Ladies & Gentlemen,

It gives me immense pleasure to welcome you to this, the Ninth Annual General meeting of the shareholders of HDFC Bank.

With your permission I would like to update you on the progress your bank has made in the financial year ended March 31, 2003 and to share with you the current outlook for this financial year.

Financial Highlights 2002-03:

Your bank’s financial performance for the year ended March 31, 2003 remained healthy in terms of both Balance Sheet and Profit & Loss account parameters. The total balance sheet size increased by 28% to Rs.30424 crores. Total deposits increased by 27% to Rs.22376 crores, while savings account deposits which reflect the strength of your bank’s retail deposit franchise increased by 58% from Rs.2957 crores to Rs.4663 crores. On the asset side also, the growth was impressive with total advances growing by 73% to Rs.11755 crores, driven to a large extent by a growth of 121% in retail advances, which touched Rs.3163 crores as of March 31, 2003. As a result of the strong balance sheet growth and stable margins, net interest income grew by 32.1%. Non-fund revenues also grew by a healthy pace driven by a 47% increase in the commission income. The quality of your bank’s revenues is evident from the fact that in an environment in which most banks’ profits have been driven by debt securities gains (given the declining interest rate scenario), profit on sale of investments accounted for only 10% of your bank’s net revenues. Net profit after tax grew by 30.5% from Rs.297.0 crores to Rs.387.6 crores.

Dividend:

Consistent with the bank’s track record of maintaining a steady increase in dividends, your Directors have recommended a dividend of 30% for the year ended March 31, 2003 as against 25% for the previous financial year. The increase in dividend is consistent with your bank’s dividend policy which balances the twin objectives of rewarding shareholders with cash dividends on the one hand and of retaining capital to meet the bank’s growing investment and capital adequacy needs on the other.

Branch Expansion:

The last financial year witnessed the highest growth in the history of your bank in terms of network expansion, adding 60 branches and 46 new cities. As of March 31, 2003, your bank had a network of 231 branches and extension counters and 732 ATMs up from 171 outlets and 479 ATMs as of March 31, 2002. In the current financial year also, the bank will further extend its branch network. As of today, the bank has 235 outlets and hopes to expand the network to about 290 branches by March 2004. The wider branch network would enable the bank to strengthen its position, not only in the retail, but also the cash management and other corporate banking businesses. The growing network together with the alternative channels like phonebanking, mobile banking and netbanking will also help sustain a continued deposit and loan growth.

Business Update:

I am happy to inform you that your bank continues to experience healthy growth across various business areas. In the Corporate Banking business, despite the sluggish macro economic environment, your bank has been able to grow its loan book and increase its trade and cash management volumes. On the Treasury front, in the foreign exchange & derivatives business in particular, the bank’s focus on customer related transaction flows and on expanding its product range have enabled it to achieve a healthy growth in revenues. The local currency debt securities business remained focussed on optimizing the returns and minimising market risk on the government securities portfolio which is required to be held for statutory liquidity ratio (SLR) requirements.

On the Retail Banking side, significant franchise expansion has been achieved in terms of both deposits and loans. The total number of retail accounts increased from 2.2 million in March 2002 to over 3.1 million in March 2003. On the retail loan side, your bank now offers a wide product range including car loans, personal loans, loans secured by marketable securities, two-wheeler loans and credit cards. It also remains a leader in providing cash settlement services to stock exchanges and depository participant (DP) services to retail investors.

Asset Quality and Risk Management:

Notwithstanding the volatile and difficult macro economic environment, the quality of your bank’s credit portfolio continues to remain healthy. As at March 31, 2003 your bank’s net non-performing assets were 0.37% of net advances and 0.26% of customer assets, which I believe is amongst the lowest in the Indian banking industry. As a prudent policy your bank has maintained a highly diversified portfolio and has also made general loan loss provisions for standard assets which are well over the minimum levels prescribed by Reserve Bank of India.

Business Prospects and Growth Strategy:

As we look ahead, we are faced with a mixed scenario in terms of the overall economic environment and the environment for the banking sector in particular. On the one hand there is the expectation that GDP growth in the current year would be higher than last year, particularly if we have a more than normal rainfall. Stable inflation, ample liquidity and low interest rates should provide a conducive environment for growth. Nonetheless, infrastructural constraints, sluggish domestic demand in certain sectors as well as recessionary trends in the economies of some of our major trading partners could impact industrial growth. In such an environment, in the wholesale banking businesses your bank would be focussing on specific customer requirements to add new customer segments and on increased penetration of the existing customer base through new initiatives including in areas like supply chain management, agri-based lending, etc. The retail banking segment, despite intensifying competition, offers significant growth opportunities particularly given the wide product range and growing geographical spread of your bank’s branch network. The agreement which your bank has recently formalised with HDFC Ltd. would also enable your bank to enter the mortgage business in a manner which we believe leverages the strengths of both HDFC and HDFC Bank. Overall therefore, I do believe your bank is well positioned to grow in each of its business franchises — Wholesale Banking, Retail Banking and Treasury.

Conclusion:

As you are aware, your bank has had a simple mission — to be a world-class Indian Bank. Towards this end, in the last 8 years, it has made significant progress in various areas including its product range, its technology, its risk management practices and its corporate governance standards. I do believe that while we have come a long way, there is a long journey ahead. I am confident however, that with the support of all the bank’s stakeholders including the shareholders, customers and employees, your bank will continue to make healthy progress in the future.

I would also like to take this opportunity to thank all those who are part of our shareholder family, our customers, the Reserve Bank of India and our promoters HDFC, for all the help and encouragement they have always extended to the bank. I am sure I can count on their continued support. A final word of appreciation and thanks to all our employees at all levels for their untiring efforts and contribution to the bank.

Thank you,

Jagdish Capoor